BB 3/28 *



RECEIVED
PROCESSING
MAR - 1 2007
213
SECTION
WASH, D.C.



07004795

...MISSION
Washington, D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AG BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue-26th Floor
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Wekselblatt (212) 692-2296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9 3/29

OATH OR AFFIRMATION

I, Joseph R. Wekselblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AG BD LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

JOSEPH R. WEKSELBLATT
CHIEF FINANCIAL OFFICER

Title



Notary Public

GEORGE FINK
Notary Public, State of New York
No. 01FI4987887
Qualified in Kings County
Commission Expires Oct. 21, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213

AG BD LLC

Statement of Financial Condition
December 31, 2006

AG BD LLC
Index
December 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Managing Member of
AG BD LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AG BD LLC (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Managing Member on behalf of the Company, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 27, 2007

AG BD LLC
Statement of Financial Condition
December 31, 2006

Assets		
Receivable from broker	$	2,113,612
Commissions receivable		14,121
Total assets	$	2,127,733
Liabilities and Member's Capital		
Payable to Managing Member	$	9,137
Payable to broker		20,131
Accrued expenses and other liabilities		25,400
Total liabilities		54,668
Member's capital		2,073,065
Total liabilities and member's capital	$	2,127,733

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

AG BD LLC (the "Company"), a Delaware limited liability company, commenced operations on January 1, 2004. The Company's managing member is Angelo, Gordon & Co., L.P. ("AG & Co."), a Delaware limited partnership, which transferred its brokerage operations to the Company, a wholly owned subsidiary of AG & Co. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company executes transactions for customers on a fully disclosed basis through clearing brokers and is responsible for customer non-performance with regard thereto.

2. Significant Accounting Policies

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Commissions receivable and related expenses payable incurred on securities transactions are recorded on a trade-date basis.

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when acquired. At December 31, 2006, the Company's cash and cash equivalents were held in the custody of its broker (the "Broker") and are included in the receivable from broker balance on the statement of financial condition.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Since the Company is wholly owned by its Managing Member, the Company will be a disregarded entity for US tax purposes. The Managing Member and the owners of the Managing Member will be responsible for paying any tax on the earnings of the Company. The Company does not believe it is subject to taxation by any municipal, state or federal government, and no provision for those income taxes has been made.

3. Receivable from Broker and Payable to Broker

Receivable from broker represents monies on deposit with the Broker. The Company is subject to credit risk should the Broker be unable to pay the balances. Interest is earned on credit balances maintained at the Broker.

Payable to broker represents net amounts due to the Broker for clearing charges.

4. Net Capital Requirement

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the Securities and Exchange Commission. The Company has elected to compute its net capital under the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers

(Rule 15c3-3). At December 31, 2006, the Company had net capital of $2,073,065 which exceeded the minimum requirement of $250,000 by $1,823,065.

5. Related Party Transactions

In accordance with an Expense Agreement ("the Agreement"), dated January 1, 2004 between the Company and the Managing Member, the Managing Member does not fully allocate certain overhead expenses paid on behalf of the Company. For the year ended December 31, 2006, such expenses were approximately $525,000.

In accordance with the Expense Agreement, the Company pays for floor brokerage fees, audit, legal fees, and other expenses directly related to its securities transactions, which may be advanced by, and reimbursed to, the Managing Member. As of December 31, 2006, the payable to Managing Member represents floor brokerage fees paid on behalf of the Company by the Managing Member.

6. Commitments and Contingencies

The Company clears all of its securities transactions through the Broker on a fully disclosed basis. Under certain circumstances, pursuant to the terms of the agreements between the Company and the Broker, the Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all applicable trades executed through the Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006 and during the year then ended, the Company had no liability and made no payments to the Broker related to these guarantees. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Broker and all counterparties with which it conducts business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Subsequent Events

The Managing Member and the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (''FIN 48''), as required, on January 1, 2007. FIN 48 requires the Managing Member to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce member's capital. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' capital as of January 1, 2007.

Based on its analysis, the Managing Member has determined that the adoption of FIN 48 did not have a material impact to the Company's financial statements upon adoption. However, the Managing Member's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of tax laws, regulations and interpretations thereof.

END